FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on completed trial run by various generating units of coal-fired and wind power projects of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on December 31, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

OVERSEAS REGULATORY ANNOUNCEMENT

Various Generating Units of Coal-fired and
Wind Power Projects Completed Trial Run

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ÒListing RulesÓ).

Huaneng Power International, Inc. (the ÒCompanyÓ) announced that two 660 MW coal-fired generating units (Unit 3 and Unit 4) of the Phase II Project of Jiangxi Jinggangshan Power Plant, two 330 MW coal-fired generating units (Unit 1 and Unit 2) of Liaoning Yingkou Co-generation, two 350 MW coal-fired generating units (Unit 1 and Unit 2) of Shandong Jining Co-generation (in all of the above the Company owns 100% interests) and a 1,000MW coal-fired generating unit (Unit 3) of the Phase II of Jiangsu Nanjing Jinling Power Plant (in which the Company owns 60% interests) completed the 168-hour trial run recently. Moreover, Inner Mongolia Huade Wind Power (with a total generation capacity of 49.5MW), in which the Company owns 99% interests, has also completed the trial run recently.

The above projects increased the Company’s controlling generation capacity and equity-based generation capacity by 3,730 MW and 3,329 MW, respectively. Accordingly, the Company’s total controlling generation capacity has increased from 44,818 MW to 48,548 MW while the total equity-based generation capacity has increased from 42,011 MW to 45,340MW.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
31 December 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    December 31, 2009